May 7, 2010	Vasant Prabhu VICE CHAIRMAN & CHIEF FINANCIAL OFFICER T 914 640 2676 F 914 640 8526 E vasant.prabhu@starwoodhotels.com 1111 westchester avenue white plains, ny 10604 united states

Mr. William H. Demarest IV Staff Accountant Express Division of Corporation Finance	via Facsimile 703.813.6984 and Federal
Linda van Doom
Senior Assistant Chief Accountant
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Re:	Starwood Hotels & Resorts Worldwide, Inc. Form 10-K for the Fiscal Year Ended December 31, 2009 File No. 1-07959
Dear Mr. Demarest and Ms. van Doorn:
We refer to the letter dated April 21, 2010 from William H. Demarest IV, Staff Accountant, and Linda van Doorn, Senior Assistant Chief Accountant, of the Division of Corporation Finance, United States Securities and Exchange Commission (the “Staff”), to Vasant M. Prabhu (the “Letter”) relating to the Annual Report on Form 10-K for the fiscal year ended December 31, 2009 (the “Form 10-K”), filed by Starwood Hotels & Resorts Worldwide, Inc., a Maryland corporation (“Starwood” or the “Company”). We are following up with this letter that contains our responses to the Staff’s comments contained in the Letter. For ease of reference, the Staff’s comments are set forth in their entirety along with our responses.
Annual Report on Form 10-K
Item 1.A. Risk Factors, page 6
Comment:
1.	We note your disclosure on page 7 in the Risk Factor section that you may be required to pay out certain performance and other guarantees that are contained in your third party contracts. We further note your disclosure in Note 24 to the financial statements. Please describe these certain performance and other guarantees and tell us what specific impact, if any, these certain

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performance and other guarantees have had on your financial condition and results of operations. Confirm that you will provide similar disclosure in future filings.
Response:
In certain cases, our third party hotel management contracts contain performance guarantees associated with the operational results of the underlying hotels. These guarantees typically specify that certain operating metrics be achieved. These metrics are generally based on results as compared to results of an agreed-upon set of competitive hotels and/or agreed upon budgeted amounts. If the hotel does not achieve the guaranteed performance level, we generally have the option, but not the obligation, to fund the shortfall. If we choose not to fund the shortfall, the owner of the hotel may have the option to cancel the management agreement. In limited circumstances, the failure to achieve certain performance tests requires us to fund the shortfall in the form of a loan. Historically, the impact of guarantees has been insignificant. We disclosed this information in our footnotes to our financial statements (see Note 24) but will add similar disclosure in the risk factors in future filings.
Item 2. Properties, page 14
Comment:
2.	We note your disclosure on page 19 regarding REVPAR, ADR and average occupancy rates for your 53 owned, leased and consolidated joint venture hotels. Please provide us such information with respect to your managed and franchised hotels and confirm that you will provide similar disclosure in future filings.
Response:
Below reflects REVPAR, ADR and occupancy for our same-store system-wide hotels, which consists of our owned, managed and franchised hotels, for the year ended December 31, 2009 compared to 2008. Our owned hotels represented 53 of the 727 system-wide hotels in the table below and, consistent with our peer companies, we include the owned hotels when presenting this information. We will include this information in future filings.

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	Year Ended
	December 31,
	2009	2008	Variance
Worldwide
REVPAR	$99.15	$125.01	(20.7)%
ADR	$158.25	$185.24	(14.6)%
Occupancy	62.7%	67.5%	(4.8)

North America
REVPAR	$94.36	$88.54	(20.5)%
ADR	$147.96	$154.95	(14.4)%
Occupancy	63.8%	57.1%	(4.9)

International
REVPAR	$105.62	$133.49	(20.9)%
ADR	$172.74	$202.55	(14.7)%
Occupancy	61.1%	65.9%	(4.8)
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 23
Comment:
3.	We note from the information on page F-19 that the company assessed the goodwill associated with its hotel reporting unit and determined that the goodwill was not impaired as the fair value of the reporting unit exceeded its carrying amount. Please tell us what consideration the company gave to discussing the level of the excess of the fair value of the reporting unit over its carrying value in MD&A.
Response:
We considered discussing the level of the excess of the fair value of the hotel reporting unit over its carrying value in our filing. However, since the excess fair value over carrying value was approximately $3.4 billion, we concluded that such disclosure was not material for the MD&A.
Liquidity and Capital Resources, page 33
Comment:
4.	We note that since 2006 the company has sold 60 hotels realizing proceeds of $5.2 billion. Please tell us and discuss in future filings the factors the company considers in the determination of which properties to sell. In addition, discuss the challenges the company has faced in selling properties including the availability of financing for potential purchasers. Clarify the extent to which the company has provided seller financing.

May 7, 2010
Response:
The factors we consider in determining what properties to sell and the related strategy change in our business are discussed in the last paragraph on page 3 of our filing. Specifically, we state that we have implemented a strategy of reducing our investment in owned real estate and increasing our focus on the management and franchise business. We go on to say in that section that our strategy includes disposing of non-core hotels (including hotels where the return on invested capital is not adequate) and “trophy” assets that may be sold at significant premiums. Beginning in the latter part of 2008, we have had less success in selling assets at acceptable prices, primarily due to depressed market conditions and the inability of potential buyers to obtain financing. To date, where we have sold hotels, we have not provided seller financing or other financial assistance to buyers. In future filings, we will include similar disclosure regarding our strategy and our challenges we face in selling properties in the MD&A.
Off-Balance Sheet Arrangements, page 37
Comment:
5.	The disclosure indicates that off-balance sheet arrangements include $56 million of loans effectively retained in connection with the securitization of vacation ownership receivables. However, the disclosure on page F-22 includes disclosure of notes the company effectively retained from a June 2009 securitization of $43 million as well as from two securitizations in 2009 of $22 million and $33 million. Please reconcile the disclosure from Page F-22 and 37. In addition, clarify why these loans are considered to be effectively retained and the related accounting treatment. We note that the disclosure on Page F-22 indicates that $56 million of loans which the company effectively retained have been recorded as other assets, but it is unclear how the other loans that the company effectively retained as described on page F-22 have been accounted for. Further, clarify the nature of the unconditional purchase obligation and how it is accounted for.
Response:
As of December 31, 2009, the value of loans effectively retained in connection with our securitization of vacation ownership receivables during 2009 totaled $56 million. Of the $56 million, $22 million resulted from our December 2009 securitization transaction and $33 million represented the remaining balance associated with the June 2009 securitization transaction (including the impact of the December 2009 amendment), which had an original loan receivable balance effectively retained of $43 million. The $43 million amount from the June securitization transaction was included in the disclosure to help readers understand the impact of the December amendment and, therefore, the only amounts outstanding at December 31, 2009 were the $22 million and the $33 million. The balance of $1 million is the result of rounding.
The loans considered to effectively be retained were primarily the result of the significant overcollateralization in both the December 2009 securitization transaction (83% advance rate) and the June 2009 transaction, as amended in December 2009 (69% advance rate). Based upon the terms of the respective 2009 deals, including the significant overcollateralization, we estimated that $22 million and $33 million of mortgage receivables would remain in the respective qualifying special

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purpose entities (“QSPEs”) after the QSPE third party debt was repaid and therefore did not qualify as a sale under ASC 860. Any remaining mortgage receivables revert back to us upon repayment of the QSPE’s third party debt. Therefore, since a portion of the mortgage receivables will revert back to us upon repayment of the underlying debt, we maintain effective control over this portion of the transferred assets and sale accounting is precluded for that portion (treated as a loan receivable).
The $56 million of loans considered to effectively be retained were measured at relative fair value on the transfer date and require prospective accounting treatment as notes receivable.
On January 1, 2010, we adopted ASU 2009-16 and ASU 2009-17 and we now consolidate the securitized notes receivable and associated debt.
The $308 million of unconditional purchase obligations referenced on page 37 primarily relate to long-term information technology services and contracts and are generally expensed as incurred.
Comment:
6.	In the interest of transparency and clarity, in future filings present the company’s off-balance sheet arrangements and the information required by Item 303(a)(4) of Regulation S-K in MD&A.
Response:
In future filings, where material and to the extent necessary to an understanding of such arrangements and effect, we will discuss the requirements of Item 303(a)(4) of regulation S-K as it relates to our off-balance sheet arrangements.
Note 2. Significant Accounting Policies
Frequent Guest Programs, page F-10
Comment:
7.	Please clarify how the points program affects the company’s revenue recognition from sale of VOI’s and residences and hotel revenues. We note that you disclose how revenues are recognized by participating hotels and resorts but it is not clear how the company accounts for the program. Describe how revenues are deferred and recognized by the company for these point programs.
Response:
In some instances we offer Starwood Preferred Guest (“SPG”) points as an incentive for buyers to purchase vacation ownership intervals (“VOIs”) or residences from us. These incentives are generally structured in such a way that the buyer will not be eligible to receive the SPG points until certain performance obligations have been met (e.g., a down payment and certain number of loan payments have been made). We take into account these incentives in our VOI and residential revenue

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recognition policies as they relate to determining whether or not a buyer has demonstrated a sufficient level of initial and continuing investment. As these incentives are deemed non-cash incentives per ASC 978, the incentives are accounted for as a separate deliverable with an associated cost of sales.
When a member stays at an owned hotel and earns SPG points, the hotel records revenue for the stay and pays the SPG program a fee based on a percentage of the charges incurred by the member. We then record a liability for the estimated future redemption obligation based on the number of points earned. When the member redeems points for a stay at an owned hotel, the liability is relieved and the owned hotel recognizes revenue.
When a member earns SPG points at a participating managed or franchised hotel, the hotel pays a fee to the SPG program based on a percentage of the charges incurred by the member. We then record a liability for the estimated future redemption obligation based on the number of points earned. When the member redeems points the liability is relieved. The determination of fair value for our future redemption obligation is discussed on page F-10.
Note 5. Asset Dispositions and Impairments, page F-17
Comment:
8.	We note that in 2009 and 2008 you recorded impairment charges relating to 11 hotels. Please clarify whether there is any commonality in the 11 hotels deemed to be impaired in 2008 and 2009. If so, tell us what factors existed in 2009 and not in 2008 that resulted in the need for additional impairment.
Response:
Of the eleven hotels we impaired in 2009 and 2008, there was one hotel whereby we recorded an impairment charge in both years. With respect to that hotel, in 2008, the hotel was under an executed letter of intent, with a non-refundable deposit, to be sold for an amount less than carrying value and we recorded an impairment charge of $1 million at that time to write the hotel down to the expected sale price. The sale was expected to be completed in 2009, however, the buyer failed to complete the purchase. The hotel’s results deteriorated in 2009 and, as such, we further evaluated the fair value of the hotel and determined an additional impairment charge of $2 million was necessary.
Note 16. Other Liabilities, page F-32
Comment:
9.	The disclosure indicates that in connection with amending the co-branded credit agreement with American Express, the company received $250 million in cash and in return, sold SPG points to American Express. You indicate that the sale of the points was accounted for as a financing agreement. Please further clarify to us how each element of this agreement was accounted for including clarification of whether any gain or loss was recognized related to the sale of the SPG points and if the amount of deferred revenue related to the points changed as a result of the transaction. Clarify the basis for the accounting treatment. Further, you indicate that 4.5% was

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the implicit interest rate of the agreement. Since 4.5% appears to be a below market rate, it seems there may be another element to the agreement that should be recognized. Please tell us how you considered this in your determination of the appropriate accounting for the transaction including how the terms of this agreement compared to your other co-branded credit card agreements.
Response:
We accounted for the Amended Co-branded Credit Card Agreement (“Amendment”) with American Express (“Amex”), whereby we received an up-front payment of $250 million, as a financing arrangement under ASC 470-10-25-2. Since we are administering the SPG point program, and we own, manage or franchise the hotels where Amex cardholders will most likely redeem their points, we have significant continuing involvement in the generation of future cash flows to Amex.
Since there was no stated interest rate associated with the up-front payment, we discounted the obligation using a rate commensurate with the risk and term of similar financings. We developed the rate considering the interest rate on our revolving credit facility at that time, which was a short term unsecured rate and adjusted it for the three year swap curve rate, which represented the weighted average term of the Amendment, to arrive at the 4.5% discount rate. We recorded deferred revenue as an offset to the discount. We are amortizing this credit over the term of the Amendment. Other than our co-branded arrangement with Amex, we have no other co-branded credit card agreements with third parties.
Note 24. Commitments and Contingencies
Guaranteed Loans and Commitments, page F-44
Comment:
10.	Clarify how shortfalls that are funded are accounted for.
Response:
As mentioned earlier, we generally have the option, not the obligation, to fund performance guarantees. In situations where we are obligated or choose to fund performance shortfalls, the accounting is determined based on the form of the funding. Generally, the funding is in the form of a loan. In such cases, we assess the collectibility of the loan and if we deem the amount to be collectible, we record the funded shortfall as a receivable. If we determine that the loan is unlikely to be repaid, we record a charge to the statement of income to fully reserve the asset. In cases where the funding is not in the form of a loan, we would record the funding as a charge to the statement of income at the time that funding becomes probable and estimable. To date, any funding of performance shortfalls has been insignificant.

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Proxy Statement on Schedule 14A
Comment:
11.	We note that you have filed a proxy statement on March 29, 2010. We also note that information required by Part III of your Form 10-K for fiscal year ended December 31, 2009 is incorporated by reference from your proxy statement. Please note that we may have additional comments after we review your disclosure in the proxy statement.
Response:
We note the Staff’s comment.
We confirm that we are responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions or comments in connection with any of the foregoing, please call me at 914/640-2676 or Alan Schnaid, Senior Vice President and Corporate Controller, at 602/852-3326. Facsimile transmissions may be sent to either of us at either 914/640-8526 or 602/852-0115.

Very truly yours, STARWOOD HOTELS & RESORTS WORLDWIDE, INC.
By:	/s/ Vasant Prabhu
Vasant Prabhu
Vice Chairman and Chief Financial Officer